UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549 - 1004
FORM NT 10-K



(Mark One)

 x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended                   December 31, 1993

                                                   OR

        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to

Commission file number                   1-4075

          GREAT WESTERN FINANCIAL CORPORATION
                 (Exact name of registrant as specified in its charter)

          Delaware                                  95-1913457
(State or other jurisdiction of                 (I.R.S. Employer
incorporation or organization)                  Identification No.)

     9200 Oakdale Avenue, Chatsworth, California    91311-6519
          (Address of principal executive offices)  (Zip Code)

                          (818) 775-3411
                  (Registrant's telephone number, including area code)




The Registrant was unable to file the annual report on Form 10-K for the year ended December 31, 1993 on the required date due to transmission problems associated with the EDGAR process. The report was transmitted on March 31, 1994 and was received by the Commission on that date but was not processed due to errors in transmission. The Registrant was unable to obtain confirmation of the filing due to the large volume of filings on that date.